May 8, 2019

Jeffrey P. Julien
Chief Financial Officer
Raymond James Financial Inc.
880 Carillon Parkway
St. Petersburg, FL

       Re: Raymond James Financial, Inc.
           Form 10-K for the Fiscal Year Ended September 30, 2018
           Filed November 21, 2018
           File No. 001-09109

Dear Mr. Julien:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Financial
Services